SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 18, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F X             Form 40-F
                              ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No   X
                           ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------------.

     On June 18, 2002, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that its Board of Directors has approved the terms for a Supplemental Agreement between Rostelecom and the shareholders of RTC-Leasing. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    June 18, 2003               By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number                   Description

      1. English translation of the press release announced that Rostelecom's Board of Directors has approved the terms for a Supplemental Agreement between Rostelecom and the shareholders of RTC-Leasing.

                                                                      Exhibit 1


PRESS RELEASE                                                         ROSTELECOM


ROSTELECOM BOARD OF DIRECTORS APPROVES THE TERMS OF A SUPPLEMENTAL AGREEMENT BETWEEN SHAREHOLDERS OF RTC-LEASING. TOTAL POSITIVE EFFECT FROM THE AGREEMENT WITH SHAREHOLDERS FOR ROSTELECOM IS EXPECTED TO BE AROUND USD 240 MILLION.

Moscow - June 18, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced that its Board of Directors has approved the terms for a Supplemental Agreement between Rostelecom and the shareholders of RTC-Leasing.

Main terms of the Supplemental Agreement stipulate that a Consortium of companies - shareholders of RTC-Leasing is obliged to:
o write-off Rostelecom's liabilities to RTC-Leasing in the amount not less than RUR 1.8 billion within a six months period;
o ensure the cancellation of all the guarantees and pledges provided by Rostelecom on RTC-Leasing's obligations to third parties within a twelve months period;
o ensure the sale of shares in RTC-Leasing owned by Rostelecom and Rostelecom-Garantiya non-state pension fund to a third party at a market price for not less than RUR 750 million within a six months period.

The signing of the Supplemental Agreement marks the second stage of the long-term development program of RTC-Leasing, which will allow Rostelecom to:
o    Improve the transparency of Rostelecom's business portfolio
o Ensure significant debt reduction as well as reduce credit risks associated with guarantees and pledges issues by Rostelecom to RTC-Leasing's creditors
o Sell a non-core asset on favorable terms and receive a substantial amount of cash to be invested in Rostelecom's main business development

The implementation of the first stage of the program began after the initial agreement between RTC-Leasing's shareholders was signed in September 2001. The first stage allowed Rostelecom to restructure its leasing obligations to RTC-Leasing in the total amount of USD 3.9 million, as well as to regain control over RTC-Leasing and Rostelecom-Garantiya non-state pension fund.

As a result of implementation of the first two stages of the program the total positive effect from the agreement with RTC-Leasing's shareholders for Rostelecom will exceed RUR 7.3 billion (approximately USD 240 million), which includes debt restructuring in the total amount of RUR 5.7 billion (RUR 3.9 billion during the first stage and RUR 1.8 billion under the terms of the Supplemental Agreement), regained control over pension fund's reserves of approximately RUR 1 billion (as of today), as well as the opportunity to sell its 27% interest in RTC-Leasing for not less than RUR 0.75 billion.

Sergei I. Kuznetsov, Chief Executive Officer of Rostelecom, commented, "by today, the agreement with the shareholders of RTC-Leasing allowed Rostelecom to significantly reduce its debt load and provided for other benefits. The terms of the supplemental agreement imply further debt write-down and credit risks reduction. Additionally, RTC-Leasing is not a core asset for the Company, and since 2001 Rostelecom has not been using leasing arrangements for equipment purchases. Therefore, the sale of RTC-Leasing today, when the market conditions are favorable, is a rational step in Rostelecom's development that is in line with our strategy."

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru